UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2013

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: May 15, 2013	By:	/s/ Bernard J. Pitz
Bernard J. Pitz, Chief Financial Officer

INTERTAPE POLYMER GROUP INC.

CONSOLIDATED QUARTERLY STATEMENTS OF EARNINGS (LOSS) (1)

Three month periods ended

(In thousands of US dollars, except per share amounts)

(Unaudited)

	March 31, 2013	December 31, 2012	September 30, 2012	June 30, 2012

	$	$	$	$
Revenue	196,695	189,291	198,476	197,751
Cost of sales	158,389	154,048	163,499	161,629

Gross profit	38,306	35,243	34,977	36,122
Selling, general and administrative expenses	22,959	20,849	19,260	20,653
Research expenses	1,602	1,528	1,530	1,650

	24,561	22,377	20,790	22,303

Operating profit before manufacturing facility closures, restructuring, and other related charges	13,745	12,866	14,187	13,819
Manufacturing facility closures, restructuring, and other related charges	27,201	3,172	387	14,152

Operating profit (loss)	(13,456)	9,694	13,800	(333)

Finance Costs
Interest	1,753	3,147	3,347	3,384
Other (income) expense	160	355	(192)	667

Earnings (loss) before income tax expense (benefit)	(15,369)	6,192	10,645	(4,384)

Income tax expense (benefit)
Current	751	969	(888)	353
Deferred	(312)	(464)	659	(848)

	439	505	(229)	(495)

Net earnings (loss)	(15,808)	5,687	10,874	(3,889)

Earnings (loss) per share
Basic	(0.26)	0.10	0.18	(0.07)
Diluted	(0.26)	0.09	0.18	(0.07)
Weighted average number of common shares outstanding
Basic	59,692,751	59,316,858	59,028,088	58,981,435
Diluted	59,692,751	61,036,145	61,054,123	58,981,435

(1)	On January 1, 2013 Amended IAS 19-Employee Benefits became effective and required retrospective application to operating results for fiscal years 2012 and 2011. See the Section entitled “Pension and Other Post-Retirement Benefit Plans” of this Management’s Discussion and Analysis and Note 3 – Pension and Other Post-Retirement Benefit Plans of the unaudited interim condensed consolidated financial statements for the three months ended March 31, 2013 for a summary of the impact of the adoption of this guidance on the Company’s financial results.

INTERTAPE POLYMER GROUP INC.

CONSOLIDATED QUARTERLY STATEMENTS OF EARNINGS (LOSS) (1)

Three month periods ended

(In thousands of US dollars, except per share amounts)

(Unaudited)

	March 31, 2012	December 31, 2011	September 30, 2011	June 30, 2011

	$	$	$	$
Revenue	198,912	183,016	201,360	209,741
Cost of sales	166,505	155,833	171,466	177,442

Gross profit	32,407	27,183	29,894	32,299
Selling, general and administrative expenses	18,373	18,416	18,589	21,558
Research expenses	1,519	1,622	1,737	1,468

	19,892	20,038	20,326	23,026

Operating profit before manufacturing facility closures, restructuring, and other related charges	12,515	7,145	9,568	9,273
Manufacturing facility closures, restructuring, and other related charges	546	378	967	1,543

Operating profit (loss)	11,969	6,767	8,601	7,730

Finance Costs
Interest	3,355	3,659	3,901	4,010
Other (income) expense	473	447	1,610	121

Earnings (loss) before income tax expense (benefit)	8,141	2,661	3,090	3,599

Income tax expense (benefit)
Current	493	122	176	308
Deferred	(61)	595	459	(126)

	432	717	635	182

Net earnings (loss)	7,709	1,944	2,455	3,417

Earnings (loss) per share
Basic	0.13	0.03	0.04	0.06
Diluted	0.13	0.03	0.04	0.06
Weighted average number of common shares outstanding
Basic	58,961,050	58,961,050	58,961,050	58,961,050
Diluted	60,156,176	59,526,474	59,267,987	58,989,394

(1)	On January 1, 2013 Amended IAS 19-Employee Benefits became effective and required retrospective application to operating results for fiscal years 2012 and 2011. See the Section entitled “Pension and Other Post-Retirement Benefit Plans” of this Management’s Discussion and Analysis and Note 3 – Pension and Other Post-Retirement Benefit Plans of the unaudited interim condensed consolidated financial statements for the three months ended March 31, 2013 for a summary of the impact of the adoption of this guidance on the Company’s financial results.

This Management’s Discussion and Analysis (“MD&A”) is intended to provide the reader with a better understanding of the business, business strategy and performance of Intertape Polymer Group Inc. (the “Company”), as well as how it manages risk and capital resources. This MD&A, which has been prepared as of May 14, 2013, should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and notes thereto for the three months ended March 31, 2013 and 2012. It should also be read together with the text below on forward-looking statements in the Section entitled “Forward-Looking Statements”.

For the purposes of preparing this MD&A, the Company considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the shares of the Company; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. The Company evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Additional information relating to the Company, including its Form 20-F filed in lieu of an Annual Information Form for 2012, is available on the Company’s website (www.intertapepolymer.com) as well as on SEDAR at www.sedar.com, the system used for electronically filing most securities-related information with the Canadian securities regulatory authorities and on EDGAR at www.sec.gov.

On January 1, 2013, the amendments to IAS 19-Employee Benefits became effective and required the retrospective application of operating results for fiscal years 2012 and 2011. See the Section entitled “Pension and Other Post-Retirement Benefit Plans” of this MD&A and Note 3 – Pension and Other Post-Retirement Benefit Plans of the unaudited interim condensed consolidated financial statements for the three months ended March 31, 2013 for a summary of the impact of the adoption of this guidance on the Company’s financial results.

Except where otherwise indicated, all financial information presented in this MD&A, including tabular amounts, is prepared in accordance with International Financial Reporting Standards (“IFRS” or “GAAP”) and is expressed in US dollars.

Overview

The Company reported revenue for the first quarter of 2013 of $196.7 million, a decrease of 1.1% compared to $198.9 million for the first quarter of 2012 and an increase of 3.9% sequentially compared to $189.3 million for the fourth quarter of 2012. Gross profit totalled $38.3 million for the first quarter of 2013 as compared to $32.4 million and $35.2 million, respectively, for the first quarter of 2012 and the fourth quarter of 2012. Revenue was lower in the first quarter of 2013 compared to the first quarter of 2012 due to a shift in the mix of products sold. Revenue was higher in the first quarter of 2013 compared to the fourth quarter of 2012 primarily due to a shift in the mix of products sold, as well as an increase in sales volume.

Net loss for the first quarter of 2013 was $15.8 million ($0.26 loss per share, both basic and diluted) as compared to net earnings of $7.7 million ($0.13 earnings per share, both basic and diluted) for the first quarter of 2012 and net earnings of $5.7 million ($0.10 earnings per share basic and $0.09 earnings per share diluted) for the fourth quarter of 2012. The net loss for the first quarter of 2013 includes a $26.0 million manufacturing facility closure charge related to the relocation and modernization of the Columbia, South Carolina operation announced on February 26, 2013.

On April 10, 2013, the Company paid a dividend of USD$0.08 per common share, under its semi-annual dividend policy, to shareholders of record at the close of business on March 25, 2013. The aggregate amount of the dividend paid was USD$4.8 million.

On May 14, 2013, the Company issued a Notice of Redemption for an additional $20.0 million aggregate principal amount of its outstanding Senior Subordinated Notes (“Notes”), at par value, to occur on June 27, 2013.

Outlook

The Company intends to continue to focus on developing and selling higher margin products, reducing variable manufacturing costs, executing on the previously announced manufacturing plant initiatives and optimizing its debt structure. As a result, the Company anticipates the following:

—	Revenue for the second quarter of 2013 is expected to be slightly lower than the first quarter of 2013;
—	Gross margin for the second quarter of 2013 is expected to be slightly higher than the first quarter of 2013;
—	Adjusted EBITDA for the second quarter of 2013 is expected to be slightly higher than the first quarter of 2013;

—

Capital expenditures are expected to be $19 to $22 million for the second quarter of 2013, $48 to $54 million for total 2013 and $21 to $26 million in 2014. These amount include capital expenditures for the manufacturing rationalization projects set forth in the table below;

—

Total debt at June 30, 2013 is expected to be higher than at March 31, 2013 due to an increase in capital expenditures and payment of a dividend. However, the announced $20.0 million redemption of Notes on June 27, 2013 is expected to result in a lower average cost of debt as of June 30, 2013 as compared to prior periods. The remaining Notes are expected to be redeemed later in 2013; and

—

The Company recently ceased production at its Richmond, Kentucky manufacturing facility as well as shrink film production at its Truro, Nova Scotia facility. Cash savings related to these projects are expected to total $5 million in 2013 and approximately $6 million annually in future years. The Company plans to relocate and modernize its Columbia, South Carolina manufacturing operation with state-of-the-art equipment in a new facility. The Company anticipates total annual cash savings in excess of $13 million starting in the first half of 2015 with the first full year effects in 2016. Estimated restructuring expenses and cash flows for these projects are summarized below.

Manufacturing Rationalization Projects

(in millions of US dollars)	South Carolina Project
(Unaudited)	2012 Q4	2013			After 2013
		Q1	Q2	2nd Half		Total
	Actual	Actual	Est.	Est. Range	Est. Range
Impact on statement of earnings (loss):
Non-cash charges	-	23.5	-	-	-	23.5
Charges related to equipment moves, severance and environmental	-	2.5	0.3	1-2	5-7	8.8-11.8

Total	-	26.0	0.3	1-2	5-7	32.3-35.3

Timing of cash outflows:
Capital expenditures (including real estate $14.5 to $16.0)	2.7	-	14.8	10-13	12-14	39.5-44.5
Cash outflows for equipment moves, severance and environmental	-	-	0.1	0-1	9-11	9.1-12.1

Total	2.7	-	14.9	10-14	21-25	48.6-56.6

	All Manufacturing Rationalization Projects including South Carolina Project
	2012 Q4	2013			After 2013
		Q1	Q2	2nd Half		Total
	Actual	Actual	Est.	Est. Range	Est. Range
Impact on statement of earnings (loss):
Non-cash charges, net of asset impairment recoveries	1.3	23.3	0.1	-	-	24.7
Charges related to equipment moves, severance and environmental	1.9	3.9	0.8	2-3	5-7	13.6-16.6

Total	3.2	27.2	0.9	2-3	5-7	38.3-41.3

Timing of cash outflows:
Capital expenditures including real estate	5.0	2.1	15.7	12-15	14-16	48.8-53.8
Cash outflows for equipment moves, severance and environmental	1.9	1.7	0.7	1-2	8-11	13.3-17.3

Total	6.9	3.8	16.4	13-17	22-27	62.1-71.1

Results of Operations

Revenue

The Company’s revenue for the first quarter of 2013 was $196.7 million, a 1.1% decrease compared to $198.9 million for the first quarter of 2012 and a 3.9% sequential increase compared to $189.3 million for the fourth quarter of 2012. Revenue was lower in the first quarter of 2013 compared to the first quarter of 2012 due to a decrease in selling prices including the impact of product mix, partially offset by a slight increase in sales volume. Revenue was higher in the first quarter of 2013 compared to the fourth quarter of 2012 primarily due to an increase in selling prices including the impact of product mix as well as an increase in sales volume of approximately 1%.

Selling prices, including the impact of product mix, decreased approximately 1% in the first quarter of 2013 compared to the first quarter of 2012. The decrease was primarily due to a shift in the mix of the products sold, partially offset by an increase in selling prices. Selling prices, including the impact of product mix, increased approximately 3% in the first quarter of 2013 compared to the fourth quarter of 2012. The increase was primarily due to a shift in the mix of products sold and, to a lesser extent, higher selling prices.

Gross Profit and Gross Margin

Gross profit totalled $38.3 million in the first quarter of 2013, an increase of 18.2% from the first quarter of 2012 and an increase of 8.7% from the fourth quarter of 2012. Gross margin was 19.5% in the first quarter of 2013, 16.3% in the first quarter of 2012, and 18.6% in the fourth quarter of 2012. As compared to the first quarter of 2012, gross profit and gross margin increased primarily due to an improvement in the spread between selling prices and raw material costs, as well as the impact of manufacturing cost reductions. As compared to the fourth quarter of 2012, the increase in gross profit and gross margin was primarily due to manufacturing cost reductions and improved product mix.

Selling, General and Administrative Expenses

Selling, general and administrative expenses (“SG&A”) totalled $23.0 million for the first quarter of 2013 compared to $18.4 million in the first quarter of 2012 and $20.8 million in fourth quarter of 2012. As a percentage of revenue, SG&A was 11.7%, 9.2% and 11.0% for the first quarter of 2013, the first quarter of 2012 and the fourth quarter of 2012, respectively. SG&A was $4.6 million greater in the first quarter of 2013 compared to the first quarter of 2012 primarily due to a $1.7 million increase in stock-based compensation expense, a provision with respect to the resolution of a contingent liability and higher variable compensation expense related to higher adjusted EBITDA. The increase in stock-based compensation expense was related to the impact of an increase in the Company’s share price on Stock Appreciation Rights (“SAR”) expense. When compared to the fourth quarter of 2012, SG&A increased by $2.1 million primarily due to the provision with respect to the resolution of a contingent liability and a $0.9 million increase in stock-based compensation expense related to SAR expense.

Manufacturing Facility Closures, Restructuring and Other Related Charges

As announced on February 26, 2013, the Company plans to relocate and modernize its Columbia, South Carolina manufacturing operation. A letter of intent has been entered into for the purchase of a building and land in Blythewood, South Carolina, which is in close proximity to Columbia. Improvements are expected to be made to the Blythewood property to accommodate the relocation and modernization of the Columbia manufacturing operation. This initiative has resulted in a $26.0 million charge for the first quarter of 2013 of which $23.5 million relates primarily to non-cash impairment of property, plant and equipment with the remaining cash charge of $2.5 million relating to environmental remediation to occur upon closure of the existing manufacturing site, which is expected in 2015. Total capital expenditures for equipment related to this project was nil during the first quarter of 2013 and $2.7 million was paid in the fourth quarter of 2012. For additional information refer to the table of Manufacturing Rationalization Projects as shown in the Section entitled “Outlook” of this MD&A.

As announced on June 26, 2012, the Company ceased production at its Richmond, Kentucky manufacturing facility in the fourth quarter of 2012. This production was transferred to its Carbondale, Illinois facility in the first quarter of 2013. In addition, North America shrink film production was consolidated in Tremonton, Utah and the production of shrink film in Truro, Nova Scotia ceased in the first quarter of 2013. The Truro facility continues to manufacture woven products. Other smaller initiatives included the closure of the manufacturing operation in Piedras Negras, Mexico in the fourth quarter of 2012. Total costs incurred with respect to these matters were $1.2 million, $3.0 million and nil for the first quarter of 2013, fourth quarter of 2012 and first quarter of 2012, respectively. The $1.2 million charge in the first quarter of 2013 consists primarily of cash items relating to the movement of equipment. These initiatives are expected to optimize the Company’s manufacturing footprint while generating significant annual savings and maintaining operating capacity to position the Company for future profitable growth. For additional information refer to the table of Manufacturing Rationalization Projects as shown in the Section entitled “Outlook” of this MD&A.

The Brantford, Ontario facility was shut down in the second quarter of 2011. In January 2013, the Company sold the facility and received net proceeds of $1.6 million. The Company recovered $0.2 million of the asset impairment charge previously recorded in 2011 and 2010.

Interest

Interest expense for the first quarter of 2013 totalled $1.8 million, a $1.6 million or 47.7% decrease from $3.4 million of interest expense for the first quarter of 2012. This decrease was primarily due to lower average amount of debt outstanding and lower average cost of debt. The average cost of debt decreased due to actions taken during 2012, including the redemption of $80.0 million of outstanding Notes and new, lower cost financing obtained in the forms of an Equipment Finance Agreement and a real estate secured term loan (“Real Estate Loan”).

When compared to interest expense for the fourth quarter of 2012 of $3.1 million, interest expense for the first quarter of 2013 decreased $1.4 million or 44.3%, primarily due to lower average cost of debt resulting from the redemption of $55.0 million Notes on December 13, 2012.

Other (Income) Expense

Other expense for the first quarter of 2013 was $0.2 million compared to $0.5 million for the first quarter of 2012, a decrease of $0.3 million primarily due to a decrease in losses on asset disposals and an increase in foreign exchange gains.

When compared to other expense of $0.4 million for the fourth quarter of 2012, other expense for the first quarter of 2013 decreased $0.2 million primarily due to foreign exchange gains in the first quarter of 2013 compared to foreign exchange losses in the fourth quarter of 2012.

Income Taxes

The Company is subject to income taxation in multiple tax jurisdictions around the world. Accordingly, the Company’s effective tax rate fluctuates depending upon the geographic source of its earnings. The Company’s effective tax rate is also impacted by tax planning strategies that the Company implements. Income tax expense (benefit) is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The effective tax rate for the three months ended March 31, 2013 was approximately negative 2.9% compared to approximately 5.3% for the three months ended March 31, 2012 and 8.1% for the three months ended December 31, 2012. The effective tax rate for the three months ended March 31, 2013 is based on total income tax expense of $0.4 million on $15.4 million of losses before income taxes. The decrease in effective tax rate from the three months ended March 31, 2012 to the three months ended March 31, 2013 is primarily due to tax expense recorded on losses before income taxes in the first quarter of 2013 for stock options exercised and state income taxes combined with the benefit received from the ability to utilize certain US alternative minimum tax net operating losses without limitation. The decrease in effective tax rate from the three months ended December 31, 2012 to the three months ended March 31, 2013 is primarily due to tax expense recorded on losses before income taxes in the first quarter of 2013 for stock options exercised and state income taxes.

Net Earnings (Loss)

Net loss for the first quarter of 2013 totalled $15.8 million compared to net earnings of $7.7 million for the first quarter of 2012, and net earnings of $5.7 million for the fourth quarter of 2012. The decrease in net earnings for the first quarter of 2013 compared to the first quarter of 2012 and compared to the fourth quarter of 2012 was primarily due to $27.2 million of manufacturing facility closures, restructuring and other related charges recorded in the first quarter of 2013 partially offset by increased gross profit as discussed above.

Non-GAAP Measures

This MD&A contains certain non-GAAP financial measures as defined under applicable securities legislation, including EBITDA, adjusted EBITDA, adjusted net earnings (loss), adjusted earnings (loss) per share and free cash flows. The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results by providing more insight into the performance of ongoing core business operations. As required by applicable securities legislation, the Company has provided reconciliations of those measures to the most directly comparable GAAP measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP measures to their most closely applicable GAAP measures set forth below and should consider non-GAAP measures only as a supplement to, not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

Adjusted Net Earnings (Loss)

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to GAAP net earnings (loss) is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as net earnings (loss) as determined by GAAP. The Company defines adjusted net earnings (loss) as net earnings (loss) before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense; (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) other items as disclosed; and (vii) income tax effect of these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to net earnings (loss) as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, adjusted net earnings (loss) is used by Management in evaluating the Company’s performance because it believes it provides a more accurate indicator of the Company’s performance.

Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as earnings (loss) per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to earnings (loss) per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, adjusted earnings (loss) per share is used by Management in evaluating the Company’s performance because it believes it provides a more accurate indicator of the Company’s performance.

ADJUSTED NET EARNINGS (LOSS) RECONCILIATION TO NET EARNINGS (LOSS) (in millions of US dollars except per share amounts and share numbers) (Unaudited)
	Three months ended
	March 31, 2013	December 31, 2012		March 31, 2012
	$		$		$
Net earnings (loss)	(15.8)	5.7		7.7
Add back:
Manufacturing facility closures, restructuring, and other related charges	27.2	3.2		0.5
Stock-based compensation expense	1.8	0.9		0.1
Provision related to resolution of a contingent liability	1.3	-		-
Less: income tax expense	0.5	0.2		-

Adjusted net earnings (loss)	15.0	10.0		8.4

Earnings (loss) per share
Basic	(0.26)	0.10		0.13
Diluted	(0.26)	0.09		0.13
Adjusted earnings (loss) per share
Basic	0.25	0.17		0.14
Diluted	0.24	0.16		0.14
Weighted average number of common shares outstanding
Basic	59,692,751	59,316,858		58,961,050
Diluted	61,394,227	61,036,145		60,156,176

Adjusted net earnings amounted to $15.0 million for the first quarter of 2013 compared to $8.4 million for the first quarter of 2012. Adjusted net earnings were $6.6 million higher for the first quarter of 2013 compared to first quarter of 2012 primarily due to higher gross profit and lower interest costs, as discussed above.

Adjusted net earnings were $5.0 million higher for the first quarter of 2013 compared to $10.0 million for the fourth quarter of 2012 primarily due to higher gross profit and lower interest costs, as discussed above.

Adjusted fully diluted earnings per share for the first quarter of 2013 was $0.24 per share, a $0.10 per share increase compared to the first quarter of 2012 and a $0.08 per share increase compared to the fourth quarter of 2012.

EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to GAAP net earnings (loss) is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other (income) expense; (ii) income tax expense (benefit); (iii) refinancing expense, net of amortization; (iv) amortization of debt issue expenses; (v) amortization of intangible assets; and (vi) depreciation of property, plant and equipment. Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense; (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; and (vi) other items as disclosed. The terms “EBITDA” and “adjusted EBITDA” do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, EBITDA and adjusted EBITDA are used by Management and the Company’s lenders in evaluating the Company’s performance.

EBITDA AND ADJUSTED EBITDA RECONCILIATION TO NET EARNINGS (LOSS)

(in millions of US dollars)

(Unaudited)

	Three months ended
	March 31, 2013	December 31, 2012	March 31, 2012
	$	$	$
Net earnings (loss)	(15.8)	5.7	7.7
Add back:
Interest and other (income) expense	1.9	3.5	3.8
Income tax expense (benefit)	0.4	0.5	0.4
Depreciation and amortization	7.1	7.6	7.6

EBITDA	(6.4)	17.3	19.6
Manufacturing facility closures, restructuring, and other related charges	27.2	3.2	0.5
Stock-based compensation expense	1.8	0.9	0.1
Provision related to resolution of a contingent liability	1.3	-	-

Adjusted EBITDA	24.0	21.4	20.2

Adjusted EBITDA was $24.0 million for the first quarter of 2013, $20.2 million for the first quarter of 2012 and $21.4 million for the fourth quarter of 2012. The increase in adjusted EBITDA in the first quarter of 2013 as compared to the first quarter of 2012 and compared to the fourth quarter of 2012 is primarily due to higher gross profit.

Off-Balance Sheet Arrangements

The Company maintains no off-balance sheet arrangements except for the letters of credit issued and outstanding.

Related Party Transactions

There has been no material change with respect to related party transactions since December 31, 2012. Reference is made to the Section entitled “Related Party Transactions” in the Company’s MD&A as of and for the year ended December 31, 2012 and to Note 19 of the annual audited consolidated financial statements as of and for the year ended December 31, 2012.

Working Capital

One of the metrics the Company uses to measure inventory performance is Days Inventory. Days Inventory increased by two days from 51 in the first quarter of 2012 to 53 in the first quarter of 2013 and decreased by one day from 54 in the fourth quarter of 2012 to the first quarter of 2013. The Company expects Days Inventory to remain in the mid 50’s during the second quarter of 2013. Inventories increased $2.2 million to $94.1 million as of March 31, 2013 from $91.9 million as of December 31, 2012.

One of the metrics the Company uses to measure trade receivables is Days Sales Outstanding (“DSO’s”). DSO’s decreased by three days from 43 in the first quarter of 2012 to 40 in the first quarter of 2013 and increased, as expected, by three days from 37 in the fourth quarter of 2012 to the first quarter of 2013. DSO’s are expected to remain in the low 40’s during the second quarter of 2013. Trade receivables increased $11.8 million to $87.6 million as of March 31, 2013 from $75.9 million as of December 31, 2012.

The calculations are shown in the following tables:

	Three months ended				Three months ended
	March 31, 2013	December 31, 2012	March 31, 2012		March 31, 2013	December 31, 2012	March 31, 2012

Cost of Sales (in millions of US dollars)	$158.4	$154.0	$166.5	Revenue (in millions of US dollars)	$196.7	$189.3	$198.9
Days in Quarter	90	92	91	Days in Quarter	90	92	91

Cost of Sales Per Day (in millions of US dollars)	$1.76	$1.67	$1.83	Revenue Per Day (in millions of US dollars)	$2.19	$2.06	$2.19

Average Inventory (in millions of US dollars)	$93.0	$90.2	$93.0	Trade Receivables (in millions of US dollars)	$87.6	$75.9	$94.0

Days Inventory	53	54	51	DSO’s	40	37	43

Days Inventory is calculated as follows:	DSO’s is calculated as follows:
Cost of Sales ÷ Days in Quarter = Cost of Sales Per Day	Revenue ÷ Days in Quarter = Revenue Per Day
(Beginning Inventory + Ending Inventory) ÷ 2 = Avg Inventory	Ending Trade Receivables ÷ Revenue Per Day = DSO’s
Average inventory ÷ Cost of Goods Sold Per Day = Days Inventory

Accounts payable and accrued liabilities decreased $0.1 million to $75.9 million as of March 31, 2013 from $76.0 million as of December 31, 2012, primarily due to payments of 2012 liabilities for variable compensation expense and the defined contribution plan partially offset by accrued dividends payable and an increase in inventory and equipment purchases payable in the first quarter of 2013.

Long-Term Debt and Liquidity

The Company has a $200 million Asset-Based Loan (“ABL”) facility with a syndicate of financial institutions. The Company relies upon cash flows from operating activities and funds available under its ABL facility to meet working capital requirements, anticipated obligations under its other debt instruments and to partially finance capital expenditures for the foreseeable future. The amount of borrowings available to the Company under the ABL facility is determined by its applicable borrowing base from time to time. The borrowing base is determined by calculating a percentage of eligible trade receivables, inventories and manufacturing equipment.

As of March 31, 2013, the Company had a total draw of $78.1 million against its ABL, which consisted of $76.7 million of borrowings and $1.5 million in letters of credit. As of December 31, 2012, the total draw was $81.6 million, which consisted of $79.4 million of borrowings and $2.2 million in letters of credit. As of March 31, 2012, the total draw was $72.7 million, which consisted of $70.3 million of borrowings and $2.4 million in letters of credit.

The Company had total cash and loan availability of $69.7 million as of March 31, 2013, $54.7 million as of December 31, 2012 and $81.5 million as of March 31, 2012. The increase of $14.9 million in total cash and loan availability between December 31, 2012 and March 31, 2013 was due to a $11.5 million increase in the borrowing base combined with a decrease of $3.5 million in the total draw. The $11.5 million increase in the borrowing base was primarily due to an increase in trade receivables. The decrease of $11.8 million in total cash and loan availability between March 31, 2012 and March 31, 2013 was primarily due to a $7.0 million decrease in the borrowing base combined with a $5.4 million increase in the total draw. The $7.0 million decrease in the borrowing base was primarily due to amortization of the available machinery and equipment as well as decreases in trade receivables and inventory. The Company had cash and loan availability under its ABL facility exceeding $61 million as of May 14, 2013.

The ABL facility, at its inception in March 2008, was initially scheduled to mature in March 2013. In February 2012, the Company amended the ABL facility to extend its maturity date to February 2017. The new ABL facility maturity date can be accelerated to 90 days prior to August 1, 2014 (the maturity date of the Company’s existing Notes) if the Notes have not been retired or if other conditions have not been met. The Company does not expect an acceleration of the ABL maturity date. Under the amendment, the interest rate increased modestly while several other modifications in the terms provided the Company with greater flexibility.

The ABL facility is priced at 30-day LIBOR plus a loan margin determined from a pricing grid. The loan margin declines as loan availability increases. The pricing grid ranges from 1.75% to 2.25%. The ABL facility has one financial covenant, a fixed charge ratio of 1.0 to 1.0. The ratio compares EBITDA (as defined in the ABL facility agreement) less capital expenditures not financed under the Equipment Finance Agreement, pension plan contributions in excess of pension plan expense, dividends and cash taxes to the sum of debt service and the amortization of the value of the manufacturing equipment included in the borrowing base. The financial covenant becomes effective when loan availability drops below $25.0 million or in other situations such as an event of default or when making certain payments when availability is below specified levels. The Company was above the $25.0 million threshold of loan availability during the first quarter of 2013 and though not in effect, had a fixed charge ratio greater than 1.0 to 1.0 as of March 31, 2013.

The Company retains the ability to secure up to $35.0 million of financing on all or a portion of its owned real estate and have the negative pledge in favour of the ABL facility lenders terminated. As of March 31, 2013, the Company had secured real estate mortgage financing of $17.6 million, including $16.0 million borrowed under the Real Estate Loan described in further detail below, leaving the Company the ability to obtain an additional $17.4 million of real estate mortgage financing. The Company expects to use approximately $9 million of this capacity in connection with the anticipated acquisition of the Blythewood, South Carolina real estate in the second quarter of 2013.

The ABL facility also allows the Company to secure up to $25.0 million of financing in connection with the purchase of fixed assets under a permitted purchase money debt facility. As of March 31, 2013, the Company had outstanding permitted purchase money debt of $5.6 million incurred after March 28, 2008 (original closing date of the ABL facility), leaving the Company the ability to obtain an additional $19.4 million of permitted purchase money debt financing.

On August 14, 2012, the Company entered into the Equipment Finance Agreement with a lifetime and maximum funding amount of $24.0 million with the final funding to occur by December 31, 2013. The terms of the arrangement include multiple individual finance leases, each of which have and will have a term of 60 months and a fixed interest rate. As of March 31, 2013 the Company had borrowed a total of $12.0 million under the Equipment Finance Agreement, of which $5.3 million was scheduled into finance leases with a term of 60 months at a fixed annual interest rate of 2.74%. The remaining $6.7 million of unscheduled borrowings is in the form of advanced fundings at a rate of 2.20% as of March 31, 2013 which will be scheduled into finance leases with fixed terms of 60 months and an interest rate of 2.90%. The Company is required to schedule into finance leases an additional $18.7 million by December 31, 2013. If the Company does not finance the additional required amount during the year ended December 31, 2013, then the Company will be required to pay a Reinvestment Premium as defined in the Equipment Finance Agreement on the difference between that amount and the amount actually funded in the year ended December 31, 2013. The Company expects to finance the required amount and does not expect to incur a charge for the Reinvestment Premium.

On November 1, 2012, the Company entered into a Real Estate Loan of $16.6 million, amortized on a straight-line basis over the ten-year term of the loan. The maturity of the loan may be accelerated if the ABL facility is not extended or if Bank of America, N.A. ceases to be the agent by reason of an action of the Company. The notional value of the Real Estate Loan as of March 31, 2013 was $16.0 million. A portion of the loan may be required to be repaid early if any of the mortgaged properties are disposed of prior to October 31, 2022. The Real Estate Loan had an interest rate of 30-day LIBOR plus 250 basis points until December 31, 2012. Thereafter, the interest rate on the Real Estate Loan will be 30-day LIBOR plus a loan margin between 225 and 275 basis points determined from a pricing grid as defined in the Real Estate Loan Agreement. The Real Estate Loan contains two financial covenants. The Company was in compliance with both financial covenants as of March 31, 2013. The loan is secured by certain of the Company’s real estate.

As of March 31, 2013, the Company had $38.7 million of Notes outstanding bearing interest at 8.5%, payable semi-annually on February 1 and August 1, with the principal due on August 1, 2014. The Indenture governing the Notes provides that they are redeemable at par beginning August 2012. On August 1, 2012, the Company redeemed $25.0 million aggregate principal amount of its outstanding Notes at par value. On December 13, 2012, the Company redeemed an additional $55.0 million aggregate principal amount of its outstanding Notes at par value. The redemptions were funded through free cash flows combined with funds available under the ABL facility which were higher than they would have been as a result of the execution of the Real Estate Loan and Equipment Finance Agreement.

Pension and Other Post-Retirement Benefit Plans

Amended IAS 19 – Employee Benefits: Amended for annual periods beginning on or after January 1, 2013 with retrospective application, introduces a measure of net interest income (expense) computed on the net pension asset (obligation) that replaces separate measurement of the expected return on plan assets and interest expense on the benefit obligation. The amended standard also requires immediate recognition of past service costs associated with benefit plan changes; eliminating the requirement to recognize over the vesting period.

Upon retrospective application of the amended standard, the Company’s net earnings for 2012 were lower than originally reported. The decrease arose primarily because net interest income (expense) was calculated using the discount rate used to value the benefit obligation, which is lower than the expected rate of return on assets previously used to measure interest attributable to plan assets. This also resulted in an income tax benefit and an increase to the net pension liability prior to remeasurement and a reclass between other comprehensive income, in deficit and net earnings (loss) at remeasurement.

The impact of adoption is a decrease to earnings before income tax benefit of $2.3 million and $1.7 million and an income tax benefit of $0.2 million for both of the years ended December 31, 2012 and 2011, respectively. The following table shows the impact of the retrospective application of the amended standard for each of the quarters for the years ended December 30, 2012 and 2011, respectively.

Impact of Amended IAS 19-Employee Benefits Retrospective Application

Three month periods ended

(In thousands of US dollars, except per share amounts)

(Unaudited)

	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012

	$	$	$	$
Cost of sales	94	1,184	505	505

Gross profit (loss)	(94)	(1,184)	(505)	(505)
Gross margin	(0.1% )	(0.6% )	(0.2% )	(0.2% )

Operating profit (loss)	(94)	(1,184)	(505)	(505)
Income tax expense (benefit)	(40)	(40)	(41)	(41)

Net earnings (loss)	(54)	(1,144)	(464)	(464)

Earnings (loss) per share
Basic	(0.00)	(0.02)	(0.01)	(0.01)
Diluted	(0.00)	(0.02)	(0.01)	(0.01)

Adjusted net earnings (loss) (1)	(54)	(1,144)	(464)	(464)

Adjusted earnings (loss) per share (1)
Basic	(0.00)	(0.02)	(0.01)	(0.01)
Diluted	(0.00)	(0.02)	(0.01)	(0.01)

EBITDA (1)	(94)	(1,184)	(505)	(505)

Adjusted EBITDA (1)	(94)	(1,184)	(505)	(505)

	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011

	$	$	$	$
Cost of sales	431	431	430	428

Gross profit (loss)	(431)	(431)	(430)	(428)
Gross margin	(0.2% )	(0.3% )	(0.2% )	(0.3% )

Operating profit (loss)	(431)	(431)	(430)	(428)
Income tax expense (benefit)	(39)	(37)	(37)	(37)

Net earnings (loss)	(392)	(394)	(393)	(391)

Earnings (loss) per share
Basic	(0.01)	(0.01)	(0.01)	(0.01)
Diluted	(0.01)	(0.01)	(0.01)	(0.01)
Adjusted net earnings (loss) (1)	(392)	(394)	(393)	(391)

Adjusted earnings (loss) per share (1)
Basic	(0.01)	(0.01)	(0.01)	(0.01)
Diluted	(0.01)	(0.01)	(0.01)	(0.01)

EBITDA (1)	(431)	(431)	(430)	(428)

Adjusted EBITDA (1)	(431)	(431)	(430)	(428)

(1)	The changes in these Non-GAAP measures represent only the retrospective application of Amended IAS 19-Employee Benefits resulting from the decrease in Net earnings (loss). For additional information regarding Non-GAAP measures refer to the Section entitled “Non-GAAP Measures” of this MD&A.

Cash Flows

Cash flows from operations before changes in working capital items decreased in the first quarter of 2013 by $1.0 million to $19.1 million from $20.1 million in the first quarter of 2012 and decreased $0.4 million compared to the fourth quarter of 2012. The decrease in cash flows from operations before changes in working capital for the first quarter of 2013 compared to both the first quarter of 2012 and the fourth quarter of 2012 is primarily due to higher cash costs related to manufacturing facility closures, restructuring and other related charges, partially offset by higher gross margin.

Cash flows from working capital items was $11.9 million use of funds in the first quarter of 2013 compared to $13.3 million use of funds in the first quarter of 2012. An increase in first quarter working capital requirements typically results from increases in accounts receivable and inventory as well as decreases in accrued liabilities, partially offset by increases in accounts payable. The use of funds for working capital requirements in the first quarter of 2013 was lower than the first quarter of 2012 primarily due to an environmental provision recorded for the South Carolina manufacturing rationalization project.

Cash flows used for investing activities decreased in the first quarter of 2013 by $0.8 million to $4.1 million from $4.9 million in the first quarter of 2012. The decrease in cash used for investing activities in the first quarter of 2013 as compared to the first quarter of 2012 was primarily due to the sale of the Brantford, Ontario facility partially offset by higher capital expenditures in the first quarter of 2013.

Total expenditures in connection with property, plant and equipment were $5.8 million and $4.7 million for the first quarter of 2013 and 2012, respectively. During the second quarter of 2013, the Company will continue increasing its investment in more efficient manufacturing capabilities including equipment and real estate related to the relocation and modernization of its Columbia, South Carolina manufacturing operation.

Based on current volume and anticipated market demand, the Company believes it has sufficient capacity available to accommodate increases in sales volume in most products without additional capital expenditures. In addition, the Company believes that it is positioned to take advantage of opportunities that may arise to grow its market share in existing products, expand its product offerings and expand its markets. However, the Company believes improved manufacturing efficiencies can be achieved through an increase in capital expenditures related to the replacement of machinery and equipment.

Cash flows used in financing activities were $3.0 million in the first quarter of 2013, including a net repayment of debt of $1.7 million. Cash flows used in financing activities were $1.1 million in the first quarter of 2012. The increase of $1.9 million in cash used in financing activities is primarily due to lower debt and a lower average interest rate in the first quarter of 2013 as well as proceeds from stock options exercised providing funds to repay debt.

Free cash flows, a non-GAAP measurement that is defined by the Company as cash flows from operating activities less purchases of property, plant and equipment, was $1.3 million in the first quarter of 2013 compared to $2.1 million in the first quarter of 2012. The decrease in free cash flows in the first quarter of 2013 compared to the first quarter of 2012 was primarily a result of increased capital expenditures in the first quarter of 2013. The Company is including this non-GAAP measure because it is used by Management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP measure, is set forth below.

FREE CASH FLOWS RECONCILIATION

(in millions of US dollars)

(Unaudited)

	Three months ended
	March 31,	December 31,	March 31,
	2013	2012	2012
	$	$	$
Cash flows from operating activities	7.1	31.8	6.8
Less purchases of property, plant and equipment, and other assets	(5.8)	(9.2)	(4.7)

Free cash flows	1.3	22.6	2.1

Contractual Obligations

As of March 31, 2013, there was no material change to the contractual obligations set forth in the Company’s 2012 annual audited consolidated financial statements outside the ordinary course of the Company’s business.

Capital Stock and Dividends

As of March 31, 2013, there were 59,983,184 common shares of the Company outstanding.

During the first quarter of 2013, 358,145 stock options were exercised resulting in proceeds to the Company of $1.3 million.

On March 6, 2013, the Company declared a dividend, in the amount of USD$0.08, under its semi-annual dividend policy. The dividend was paid on April 10, 2013 to shareholders of record at the close of business on March 25, 2013. This dividend was paid by the Company as an “eligible dividend” as per the Income Tax Act (Canada).

Financial Risk Management, Objectives and Policies

There has been no material change with respect to the Company’s financial risks and management thereof during the three months ended March 31, 2013. Please refer to Note 21 of the Company’s annual audited consolidated financial statements as of December 31, 2012, and for the year then ended for a complete discussion of the Company’s risk factors, risk management, objectives and policies.

Litigation

In February 2012, Multilayer Stretch Cling Film Holdings, Inc. (“Multilayer”) filed a complaint against the Company in the U.S. District Court for Western Tennessee, alleging that the Company had infringed a patent issued to Multilayer that covers certain aspects of the manufacture of stretch film. In May 2013, the Company agreed to a settlement of the outstanding litigation. Under the confidential settlement agreement, the Company will pay Multilayer an undisclosed amount in full settlement of all outstanding issues. The terms of the agreement do not restrict the sale of any of the Company’s products, as the Company’s current products do not utilize Multilayer’s patented invention. The Company does not expect that the settlement will have any material effect on the Company’s continuing operations. The Company has established a provision with respect to this matter as of and for the three months ended March 31, 2013. The amount is included in the statement of consolidated earnings (loss) under the caption selling, general and administrative expenses and the consolidated balance sheet under the caption provisions within current liabilities.

Critical Accounting Judgments, Estimates and Assumptions

The preparation of the unaudited interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

These unaudited interim condensed consolidated financial statements and notes follow the same accounting policies, judgments, estimates and assumptions as those described in the most recent annual audited consolidated financial statements of the Company, along with the following supplements described below. These financial statements and notes should be read in conjunction with the Company’s 2012 annual audited consolidated financial statements.

New Standards and Interpretations Issued but Not Yet Effective

Certain new standards, amendments and interpretations, and improvements to existing standards have been published by the International Accounting Standards Board (“IASB”) but are not yet effective, and have not been adopted early by the Company. Management anticipates that all of the relevant pronouncements will be adopted for the first period beginning the date of the pronouncement. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s consolidated financial statements, are detailed as follows:

IFRS 9 – Financial Instruments: The IASB intends to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety. The replacement standard (IFRS 9) is being issued in phases. To date, the chapters dealing with recognition, classification, measurement and derecognition of financial assets and liabilities have been issued. These chapters are effective for annual periods beginning on or after January 1, 2015. Further chapters dealing with impairment methodology and hedge accounting are still being developed. Management has yet to assess the impact that these amendments are likely to have on the consolidated financial statements of the Company.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s consolidated financial statements.

Internal Control Over Financial Reporting

In accordance with the Canadian Securities Administrators National Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Filings” (“NI 52-109”), the Company has filed interim certificates signed by the Chief Executive Officer and the Chief Financial Officer that, among other things, report on the design of disclosure controls and procedures and design of internal control over financial reporting. With regards to the annual certification requirements of NI 52-109, the Company relies on the statutory exemption contained in section 8.2 of NI 52-109, which allows it to file with the Canadian securities regulatory authorities the certificates required under the Sarbanes-Oxley Act of 2002 at the same time such certificates are required to be filed in the United States of America.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP (as derived in accordance with IFRS) in its consolidated financial statements. The Chief Executive Officer and Chief Financial Officer of the Company have evaluated whether there were changes to the Company’s internal control over financial reporting during the Company’s most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s internal control over financial reporting as of March 31, 2013 was effective.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Additional Information

Additional information relating to the Company, including its Form 20-F filed in lieu of an Annual Information Form for 2012, is available on the Company’s website (www.intertapepolymer.com) as well as on SEDAR (www.sedar.com), the system used for electronically filing most securities-related information with the Canadian securities regulatory authorities and on EDGAR at www.sec.gov.

Forward-Looking Statements

Certain statements and information included in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of United States federal securities legislation (collectively, “forward-looking statements”). All statements other than statements of historical facts included in this MD&A, including statements regarding the Company’s industry and the Company’s prospects, plans, financial position and business strategy may constitute forward-looking statements. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which the Company operates as well as beliefs and assumptions made by the Company’s Management. Such statements include, in particular, statements about the Company’s plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the Company’s anticipated business strategies; anticipated savings from the Company’s manufacturing plant rationalization initiatives; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; availability of funds under the Company’s Asset-Based Loan facility; and the Company’s ability to continue to control costs. The Company can give no assurance that these statements and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3. Key Information - Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2012 and the other factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this MD&A. The Company will not update these statements unless applicable securities laws require it to do so.